OCDfeat, Inc.

Balance Sheet - *Unaudited*

As of December 31, 2024

		2023		2024
Assets				
Cash		5,760		1,858
Accounts Receivable		0		0
Other Current Assets		0		0
Loans to Shareholders		0		0
Other Investments		0		0
Fixed Assets		0		0
Total Assets	$	**5,760**	$	**1,858**
Liabilities & Equity				
Short-Term Liabilities		0		3,131
Accounts Payable		0		3,131
ST Notes Payable		0		0
Long-Term Liabilities		29,571		42,871
Loans from Shareholders		29,571		42,871
LT Notes Payable		0		0
Other Liabilities		0		0
Equity		(23,811)		(44,143)
SAFE Debt Financings		33,000		33,000
Partner Capital		820		820
Retained Earnings		(29,368)		(57,631)
Net Income (Loss)		(28,263)		(20,332)
Total Liabilities & Equity	$	**5,760**	$	**1,858**

OCDfeat, Inc.
Income Statement - *Unaudited*

As of December 31, 2024

		2023		2024
Revenue		36		4,904
Net Subscription Revenue		36		404
Grant Proceeds		0		4,500
COGS (Hosting)		2,673		4,476
Gross Profit	$	**(2,637)**	$	**428**
Operating Expense		25,626		20,760
Advertising & Marketing		2,360		936
Bank Fees		100		180
Employee Benefits		0		0
Legal & Consulting Services		0		13,600
Office Expenses		113		1
Payment Process Fees		3		
Product Development		18,450		563
Rent		0		0
Salary & Wages		0		0
Supplies		0		0
Taxes & Licenses		1,924		2,624
Travel & Meals		0		0
Utilities		0		0
Website, Software, Hosting		2,676		2,857
Net Income (Loss)	$	**(28,263)**	$	**(20,332)**

OCDfeat, Inc.

Statement of Cash Flows - *Unaudited*

As of December 31, 2024

		2023		2024
Cash Flow from Operating Activities				
Net Income		(28,263)		(20,332)
Increase in Accounts Payable		0		3,131
Net Cash Provided by Operating Activities	$	**(28,263)**	$	**(17,202)**
Cash Flow from Investing Activities				
Investments in Equipment		0		0
Net Cash Gained/Used in Investing Activities	$	**-**	$	**-**
Cash Flow from Financing Activities				
Equity Contributions		0		0
Loan Proceeds		9,773		13,300
Loan Repayments		0		0
Net Cash Provided by Financing Activities	$	**9,773**	$	**13,300**
Net Increase (Decrease) in Cash				
Cash at Beginning of Period		24,250		5,760
Cash at End of Period		5,760		1,858
Net Increase (Decrease) in Cash	$	**(18,490)**	$	**(3,902)**